April 5, 2018

VIA EDGAR AND EMAIL
Ms. Shannon Sobotka, Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: AGNC Investment Corp.
Form 10-K for the year ended December 31, 2017
Filed February 26, 2018
File No. 001-34057

Dear Ms. Sobotka:

On behalf of AGNC Investment Corp. (the “Company”), the undersigned submits this letter in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 26, 2018 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2017 filed on February 26, 2018 (the “Filing”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in bolded text below. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Filing, as applicable.

Form 10-K for fiscal year ended December 31, 2017
Note 7. Fair Value Measurements, page 83

1.
We note you disclose that you determine the fair value of your investment securities based upon fair value estimates obtained from multiple third-party pricing services and dealers. Also, we note your disclosure that third-party pricing sources use various valuation approaches, including market and income approaches, and you disclose various inputs but no specific techniques. Please describe the specific valuation techniques used, and the inputs applicable to such valuation techniques, to determine the fair value of securities categorized within Level 2. Refer to ASC 820-10-50-2.bbb.

The Company estimates the fair value of investment securities based on prices provided by multiple third-party pricing services and non-binding dealer quotes (collectively “Pricing Sources”). These Pricing Sources use various valuation approaches, including market and income approaches. The Pricing Sources primarily utilize a matrix pricing technique that interpolates estimated fair values of the Company’s Agency securities based on observed quoted prices for TBA securities of the same coupon, maturity and issuer, adjusted to reflect the specific characteristics of the pool of mortgages underlying the Agency security. Such characteristics may include maximum loan balance, loan vintage, loan-to-value ratio, geography and other characteristics as may be appropriate. The Pricing Sources may also utilize discounted cash flow model-derived pricing techniques to estimate the fair value of investment securities. Such models incorporate market-based discount rate assumptions based on observable inputs such as recent trading activity, credit data, volatility statistics and other market data that are current as of the measurement date and may include certain unobservable inputs, such as assumptions of future levels of prepayment, defaults and loss severities. The Company reviews the pricing estimates obtained from the Pricing Sources and performs procedures to validate their reasonableness, which are discussed in Note 7 (page 84) of the Company’s Filing.

In response to the Staff’s comment, in future filings, the Company will expand on the fair value disclosures related to its investment securities to reflect the valuation techniques and inputs described herein.

The Company also acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * *

We hope that this letter addresses the Staff’s question and comment. If we can be of assistance in facilitating the Staff’s review of our response to the Comment Letter, please contact the undersigned at (301) 841-2030. Thank you for your assistance on this matter.

Sincerely,

/s/ Bernice E. Bell
Bernice E. Bell
Senior Vice President and Chief
Financial Officer

cc: Peter Federico, President and Chief Operating Officer, AGNC Investment Corp.